UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                               BIOCIRCUITS CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     09058W-10-1
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 15, 1997
                            (Date of Event which Requires
                              Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Exhibit Index on Page 19
                                    Total Pages 20





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 2 of 20



       1   Name of Reporting Person             H&Q BIOCIRCUITS INVESTORS, L.P.

           IRS Identification No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         PN


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 3 of 20



       1   Name of Reporting Person                  H&Q BIOCIRCUITS INVESTMENT
                                                            MANAGEMENT CO., LLC

           S.S. No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         00


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 4 of 20



       1   Name of Reporting Person                           WILLIAM R. TIMKEN

           S.S. No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         IN


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 5 of 20



       1   Name of Reporting Person                               BRUCE CROCKER

           S.S. No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         IN


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 6 of 20



       1   Name of Reporting Person                          DANIEL H. CASE III

           S.S. No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         IN


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 7 of 20



       1   Name of Reporting Person    HAMBRECHT & QUIST MANAGEMENT CORPORATION

           IRS Identification No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 8 of 20



       1   Name of Reporting Person                HAMBRECHT & QUIST CALIFORNIA

           S.S. No. of Above Person
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power             932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                   Page 9 of 20



       1   Name of Reporting Person                     HAMBRECHT & QUIST GROUP

           S.S. No. of Above Person                                  94-2856927
       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                  932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power             932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





     CUSIP No. 09058W-10-1           SCHEDULE 13D                  Page 10 of 20



       1   Name of Reporting Person                        WILLIAM R. HAMBRECHT

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]
       3   SEC USE ONLY

       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     932,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                932,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           932,192*

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11              8.9%*

       14   Type of Reporting Person                                         IN


     *   See response to Item 5.






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 11 of 20


          Item 1.  Security and Issuer

                  This Amendment to Schedule 13D relates to the Common Stock, par value $.001 (the "Common Stock"), of Biocircuits Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1324 Chesapeake Terrace, Sunnyvale, California 94089.

                  This Amendment is being filed to report the acquisition on April 15, 1997 by H&Q Biocircuits Investors, L.P. (the "Purchaser") of 212,500 units (the "Units") at a purchase price of $1.00 per Unit. Each Unit consists of one share of Common Stock and one warrant to purchase one share of common stock at an exercise price of $0.75 per share (the "Warrants").

          Item 2.  Identity and Background

                  (a), (b) & (c)   The following information is given with
          respect to the persons filing this statement:

                  H&Q Biocircuits Investors, L.P. is a Delaware limited partnership formed to invest in the Company. Its principal office is at One Bush Street, San Francisco, California 94104. Its Investment General Partner is H&Q Biocircuits Investment Management, LLC, and its Administrative General Partner is Hambrecht & Quist Management Corporation, each of which is described below.

                  H&Q Biocircuits Investment Management Co., LLC, is a Delaware limited liability company formed in 1995 to serve as the Investment General Partner of H&Q Biocircuits Investors, L.P. (described above). Its three member-managers are William R. Timken, Daniel H. Case III and Bruce Crocker. Messrs. Timken and Case are described below. Mr. Crocker is a principal in the corporate finance department of H&Q Group (described below).

                  Hambrecht & Quist Management Corporation is a California corporation that is a wholly-owned subsidiary of Hambrecht & Quist California (described below). Its principal office is at One Bush Street, San Francisco, California 94104. The directors and executive officers of Hambrecht & Quist Management Corporation are the following:
                                                            Principal
                                                            Occupation
          Name             Position        Address          (Business)

          William R.       Director,       One Bush St.     Chairman of H&Q
          Hambrecht        President       San Francisco,   Group
                                           CA 94104






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 12 of 20


          Standish         Director, VP    One Bush St.     Managing
          O'Grady                          San Francisco,   Director of H&Q
                                           CA 94104         Group

          Patrick J.       Director, VP,   One Bush St.     V.P., CFO of
          Allen            CFO             San Francisco,   H&Q Group
                                           CA 94104

          Steven N.        Director, VP,   One Bush St.     V.P., Sec'y of
          Machtinger       Secretary       San Francisco,   H&Q Group
                                           CA 94104

          Jackie A.        VP              One Bush St.     CFO of the H&Q
          Berterretche                     San Francisco,   Venture
                                           CA 94104         Department

          Samuel D.        VP              One Bush St.     VP of the H&Q
          Kingsland                        San Francisco,   Venture
                                           CA 94104         Department

          Frederick C.     VP              One Bush St.     Associate in
          Wasch                            San Francisco,   the H&Q Venture
                                           CA 94104         Department


                  Hambrecht & Quist California ("H&Q California") is a California corporation wholly owned by H&Q Group (described below), with its principal office at One Bush Street, San Francisco, California 94104. The directors and executive officers of H&Q California are the following:

                                                            Principal
                                                            Occupation
          Name             Position        Address          Business

          Daniel H.        Director,       One Bush St.     President, CEO
          Case III         President CEO   San Francisco,   of H&Q Group
                                           CA 94104

          William R.       Director,       One Bush St.     Chairman of H&Q
          Hambrecht        Chairman        San Francisco,   Group
                                           CA 94104

          William R.       Director, Vice  One Bush St.     Vice Chairman
          Timken           Chairman        San Francisco,   of H&Q Group
                                           CA 94104






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 13 of 20


          Howard B.        Director        c/o Hambrecht &  President of
          Hillman                          Quist            Auto-Trol
                                           One Bush St.     Technology
                                           San Francisco,   Corp.
                                           CA 94104

          William E.       Director        c/o Hambrecht &  Founder,
          Mayer                            Quist            Development
                                           One Bush St.     Capital LLC
                                           San Francisco,
                                           CA 94104

          William J.       Director        c/o Hambrecht &  Professor,
          Perry                            Quist            Stanford
                                           One Bush St.     University
                                           San Francisco,
                                           CA 94104

          Edmund H.        Director        c/o Hambrecht &  Vice President
          Shea,  Jr.                       Quist            of J.F. Shea
                                           One Bush St.     Co., Inc.
                                           San Francisco,   (construction
                                           CA 94104         and venture
                                                            capital)

          Patrick J.       CFO             One Bush St.     CFO of H&Q
          Allen                            San Francisco,   Group
                                           CA 94104

          Steven N.        General         One Bush St.     General
          Machtinger       Counsel,        San Francisco,   Counsel,
                           Secretary       CA 94104         Secretary of
                                                            H&Q Group


                  Hambrecht & Quist Group ("H&Q Group") is a publicly-held Delaware corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group, directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                             Principal
                                                             Occupation
          Name             Position         Address          (Business)

          Daniel H. Case   Director,        One Bush St.     Same as
          III              President, CEO   San Francisco,   Position
                                            CA 94104






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 14 of 20


          William R.       Director,        One Bush St.     Same as
          Hambrecht        Chairman         San Francisco,   Position
                                            CA 94104

          William R.       Director, Vice   One Bush St.     Same as
          Timken           Chairman         San Francisco,   Position
                                            CA 94104

          Howard B.        Director         c/o Hambrecht    President of
          Hillman                           & Quist          Auto-Trol
                                            One Bush         Technology
                                            Street           Corp.
                                            San Francisco,
                                            CA 94104

          William E.       Director         c/o              Founder,
          Mayer                             Hambrecht &      Development
                                            Quist            Capital LLC
                                            One Bush
                                            Street
                                            San Francisco,
                                            CA 94104

          William J.       Director         c/o              Professor,
          Perry                             Hambrecht &      Stanford
                                            Quist            University
                                            One Bush
                                            Street
                                            San Francisco,
                                            CA 94104

          Edmund H.        Director         c/o              Vice President
          Shea, Jr.                         Hambrecht &      of J.F. Shea
                                            Quist            Co., Inc.
                                            One Bush         (construction
                                            Street           and venture
                                            San Francisco,   capital)
                                            CA 94104

          Patrick J.       CFO              One Bush         Same as
          Allen                             Street           Position
                                            San Francisco,
                                            CA 94104

          Steven N.        General          One Bush St.     Same as
          Machtinger       Counsel,         San Francisco,   Position
                           Secretary        CA 94104


                  (d) & (e)   To the best knowledge of the reporting
          persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 15 of 20


          convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All individuals referred to above are United States citizens unless otherwise indicated.


          Item 3. Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the Units was $212,500; these funds were obtained from the Purchaser's available cash.


          Item 4. Purpose of Transaction.

                  The Purchaser purchased the Units pursuant to a Common Stock and Warrant Purchase Agreement, dated April 15, 1997 (the "Purchase Agreement"), by and among the Company, the Purchaser and other purchasers specified therein (collectively, the "Purchasers").

                  The Purchaser purchased the Units from the Company as an investment. The Purchaser will purchase an additional 787,500 Units at a purchase price of $1.00 per Unit at a second closing to be held on or before July 8, 1997 if certain conditions specified in the Purchase Agreement are satisfied. Depending on market conditions and other factors, the Purchaser may, at any time or from time to time, sell all or some of its securities of the Company, or may purchase additional securities of the Company in the open market or in private transactions.

                  Pursuant to Section 10 of the Purchase Agreement, the Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") registering the sale by the Purchasers, from time to time, of the Common Stock purchased in the Unit financing and of the Common Stock issuable upon exercise of the Warrants that the Purchasers acquired in the Unit financing.

                  Except as set forth above, the reporting persons have no plans or proposals which relate to or would result in the following types of transactions or events:






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 16 of 20


                  (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Company;

                  (e) any other material change in the Company's business or corporate structure;

                  (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

                  (i) any action similar to those enumerated above.


          Item 5. Interest in Securities of the Issuer

                  (a) The Company has informed the reporting persons that on April 16, 1997, 10,281,321 shares of Common Stock were outstanding. As of the date hereof, the Purchaser beneficially owns 932,192 shares of Common Stock, which represents beneficial ownership of approximately 8.9% of the issued and outstanding shares of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934).

                  (b) Because the Purchaser's voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule 13D shall not be construed as an admission by any reporting person






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 17 of 20


          that it is a beneficial owner of any securities other than those directly held by such reporting person.

                  Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is possible that the directors and executive officers of H&Q Group, H&Q California or H&Q Management Corporation might be deemed the "beneficial owners" of some or all of the securities to which this statement relates in that they might be deemed to share the power to direct the voting and disposition of such securities. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any such individual is the beneficial owner of any of the securities to which the statement relates, either for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) During the past 60 days, the only transaction effected by the reporting persons in the Issuer's securities was the Purchaser's acquisition of 212,500 Units, as described in more detail above.

                  (d) Not applicable.

                  (e) Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The Purchaser acquired the Units pursuant to the Purchase Agreement which is described in Item 4 above. The Purchase Agreement is Exhibit 4 to this Schedule 13D and is incorporated by reference.


          Item 7. Material to Be Filed as Exhibits.

                  1.  Joint Filing Undertaking.

                  2. Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated May 9, 1995, by and between the Company and certain purchasers.

                  3. Voting Agreement, dated May 9, 1995, by and between the Company and certain purchasers.

                  4.  Common Stock and Warrant Purchase Agreement dated
          April 15, 1997, by and between the Company and the Purchasers.






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 18 of 20


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  May 14, 1997

          H&Q BIOCIRCUITS INVESTORS, L.P.   HAMBRECHT & QUIST MANAGEMENT
                                            CORPORATION

          By: /s/Jackie A. Berterretche     By: /s/Jackie A. Berterretche
              ___________________________       ___________________________
              Jackie A. Berterretche            Jackie A. Berterretche
              Attorney-in-Fact                  Attorney-in-Fact


          H&Q BIOCIRCUITS INVESTMENT        HAMBRECHT & QUIST CALIFORNIA
          MANAGEMENT CO., LLC

                                            By: /s/Jackie A. Berterretche
          By: /s/Jackie A. Berterretche         ___________________________
              ___________________________       Jackie A. Berterretche
              Jackie A. Berterretche            Attorney-in-Fact
              Attorney-in-Fact


          WILLIAM R.TIMKEN                  HAMBRECHT & QUIST GROUP


          By: /s/William R. Timken          By: /s/Jackie A. Berterretche
              ___________________________       ___________________________
                                                Jackie A. Berterretche
                                                Attorney-in-Fact


          BRUCE CROCKER                     WILLIAM R. HAMBRECHT


          By: /s/Jackie A. Berterretche     By: /s/Jackie A. Berterretche
              ___________________________       ___________________________
              Jackie A. Berterretche            Jackie A. Berterretche
              Attorney-in-Fact                  Attorney-in-Fact


          DANIEL H. CASE III


          By: /s/Jackie A. Berterretche
              ___________________________
              Jackie A. Berterretche
              Attorney-in-Fact






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 19 of 20


                                    EXHIBIT INDEX

          Exhibit 1       Joint Filing Undertaking

          Exhibit 2       Series A Convertible Preferred
                          Stock and Warrant Purchase
                          Agreement dated May 9, 1995 by
                          and between the Company and
                          certain purchasers (incorporated
                          by reference to Exhibit 2 of
                          Schedule 13D filed by Venrock
                          Associates with the Commission on
                          July 14, 1995)

          Exhibit 3       Voting Agreement dated May 9,
                          1995 by and between the Company
                          and certain purchasers
                          (incorporated by reference to
                          Exhibit 3 of Schedule 13D filed
                          by Venrock Associates with the
                          Commission on July 14, 1995)

          Exhibit 4       Common Stock and Warrant Purchase
                          Agreement dated April 15, 1997 by
                          and between the Company and the
                          Purchasers (incorporated by
                          reference to the exhibits filed
                          with the Issuer's Registration
                          Statement on Form S-3 (333-26079)
                          filed with the Commission on
                          April 29, 1997).






          CUSIP No. 09058W-10-1      SCHEDULE 13D             Page 20 of 20


                               JOINT FILING UNDERTAKING

                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D and any subsequent amendment jointly on behalf of each of such parties.

          DATED:  May 14, 1997

          H&Q BIOCIRCUITS INVESTORS, L.P.   HAMBRECHT & QUIST MANAGEMENT
                                            CORPORATION

          By: /s/Jackie A. Berterretche     By: /s/Jackie A. Berterretche
              ___________________________       ___________________________
              Jackie A. Berterretche            Jackie A. Berterretche
              Attorney-in-Fact                  Attorney-in-Fact


          H&Q BIOCIRCUITS INVESTMENT        HAMBRECHT & QUIST CALIFORNIA
          MANAGEMENT CO., LLC

                                            By: /s/Jackie A. Berterretche
          By: /s/Jackie A. Berterretche         ___________________________
              ___________________________       Jackie A. Berterretche
              Jackie A. Berterretche            Attorney-in-Fact
              Attorney-in-Fact


          WILLIAM R.TIMKEN                  HAMBRECHT & QUIST GROUP


          By: /s/William R. Timken          By: /s/Jackie A. Berterretche
              ___________________________       ___________________________
                                                Jackie A. Berterretche
          BRUCE CROCKER                         Attorney-in-Fact


          By: /s/Jackie A. Berterretche     WILLIAM R. HAMBRECHT
              ___________________________
              Jackie A. Berterretche
              Attorney-in-Fact              By: /s/Jackie A. Berterretche
                                                ___________________________
          DANIEL H. CASE III                    Jackie A. Berterretche
                                                Attorney-in-Fact

          By: /s/Jackie A. Berterretche
              ___________________________
              Jackie A. Berterretche
              Attorney-in-Fact